January 23, 2018

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington D.C.  20549

Attention:  Mr. Michael Clampitt, Staff Attorney

Re:Ministry Partners Investment Company, LLC

Registration Statement on Form S-1 filed December 8, 2017, as amended

File No.:  333-221954

Dear Mr. Clampitt:

On January 19, 2018, the undersigned Registrant of the above-captioned issuer, Ministry Partners Investment Company, LLC, requested that the effectiveness of the above-referenced Registration Statement for the sale of up to $90.0 million of Registrant’s Class 1A Notes be accelerated so that the Registration Statement will become effective by January 26, 2018 at 2:00 p.m. (Eastern Time), or as soon thereafter as practicable.

The Registrant hereby rescinds this request for accelerated effectiveness of the Registration Statement.

Very truly yours,

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

/s/ Joseph W. Turner, Jr.

Joseph W. Turner, Jr., President

915 W. Imperial Hwy., Suite 120, Brea, CA 92821

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